UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 6, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 6, 2013, entitled "Statoil: New executive vice president for Development and Production Norway ".

Statoil: New executive vice president for Development and Production Norway

Statoil ASA (OSE:STL, NYSE:STO): Arne Sigve Nylund has been appointed executive vice president for Development and Production Norway.

Nylund will assume his new responsibilities on 1 January 2014 and report to Helge Lund, Chief Executive Officer. Nylund’s office location will be Stavanger. He succeeds Øystein Michelsen, who has been appointed country manager in Tanzania.

Nylund is currently senior vice president, Processing and Manufacturing in Marketing, Processing and Renewable Energy (MPR), a role he has held since 2009.

He joined Statoil in 1987 with the transfer of the operatorship of Statfjord from Mobil. He has a background from a range of operational and leadership positions. He has been platform manager at Gullfaks, operations manager at Statfjord and senior vice president for Statfjord operations and Operations West in DPN.

“Arne Sigve Nylund is an experienced leader from both upstream and downstream operations in Statoil. His deep understanding of both the onshore and offshore parts of Statoil makes him a very strong fit for the challenging position as head of DPN”, says Statoil CEO Helge Lund.

“Arne Sigve Nylund is recognised for his strong interpersonal skills. He works well with internal as well as external stakeholders. He has experience from driving challenging projects and change agendas, and has demonstrated ability to create trust and strong results. The Norwegian Continental Shelf is the backbone of Statoil’s activities, and I look forward to having Arne Sigve as part of the team realising the full NCS potential over the years to come”, Lund adds.

“DPN is a very important business area in Statoil. The years to come will be both exciting and demanding. Our ability to adapt, improve and change is a prerequisite for future success. I am really looking forward to again have the opportunity to work together with all the competent and dedicated people in DPN to deliver on our goals and contribute to Statoil’s improvement agenda”, says Arne Sigve Nylund.

Nylund has a BSc in engineering from the Stavanger Technical College, 1981, a BSc in operations management from University of Stavanger, 1988 and a business economist degree from Norwegian School of Economics, 1989.

Nylund’s successor will be announced in the near future.

Contacts:

Investor relations
Hilde Merete Nafstad, senior vice president, investor relations
Tel: +47 957 83 911

Media
Ørjan Heradstveit, media contact,
Tel: +47 91778161

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 6, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer